                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                                  SCHEDULE TO
                                 (Rule 14d-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                               LANTE CORPORATION
                       (Name of Subject Company (Issuer))


                               LANTE CORPORATION
                        (Name of Filing Person (Offeror))


  OPTIONS UNDER LANTE CORPORATION'S AMENDED AND RESTATED 1998 STOCK OPTION PLAN
             TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
                        HELD BY CERTAIN OPTION HOLDERS
                        (Title of Class of Securities)


                                   516540 10 1
                 (CUSIP Number of Underlying Class of Securities)
                                                         copies to:
       THADDEUS J. MALIK                             JEFFREY R. PATT, ESQ.
VICE PRESIDENT AND GENERAL COUNSEL                   ADAM R. KLEIN, ESQ.
       LANTE CORPORATION                             KATTEN MUCHIN ZAVIS
161 NORTH CLARK STREET, SUITE 490             525 WEST MONROE STREET, SUITE 1600
    CHICAGO, ILLINOIS 60601                        CHICAGO, ILLINOIS 60661
        (312) 696-5000                                 (312) 902-5200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third party tender offer subject to Rule 14d-1.
[x]   issuer tender offer subject to Rule 13e-4.
[ ]   going-private transaction subject to Rule 13e-3.
[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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Subject Line:  Introducing Lante's Stock Option Replacement Program


Because Lante is committed to developing additional incentive programs for employees, it is pleased to announce that it has created a Stock Option Replacement Program for the benefit of employees whose stock options are currently underwater (meaning their exercise or "strike" price is above the current market value of Lante's common stock). The Stock Option Replacement Program is an opportunity for eligible employees to choose whether they want to keep their current options or have them replaced with a grant given at a later date that has the potential for a lower strike price and a faster vesting schedule.

This e-mail gives an overview of the program. Lante's offer to exchange new options for currently outstanding options has not yet begun. In several days, Lante intends to issue a second e-mail that will contain the "Offer to Exchange" that describes the program and a "Letter of Transmittal" that employees will use if they want to participate in the program.

Lante's offer will be made under the terms and subject to the conditions of the Offer to Exchange and Letter of Transmittal. BEFORE YOU DECIDE WHETHER TO TENDER ANY OF YOUR OPTIONS, YOU SHOULD CAREFULLY READ THE ENTIRE OFFER TO EXCHANGE AND THE LETTER OF TRANSMITTAL WHEN THEY ARE DELIVERED TO YOU, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. LANTE WILL FILE THESE MATERIALS WITH THE SEC AS PART OF A TENDER OFFER STATEMENT. YOU WILL BE ABLE TO OBTAIN THESE MATERIALS AND OTHER DOCUMENTS FILED BY LANTE WITH THE SEC FOR FREE FROM THE SEC'S WEB SITE AT www.sec.gov OR FROM LANTE'S WEBSITE.

THE STOCK OPTION REPLACEMENT PROGRAM - WHAT IT IS
--------------------------------------------------

The Stock Option Replacement Program will allow eligible employees to turn in options in exchange for Lante committing to grant new options at a later date. That date will be on or about the first business day that is at least six months and one day following the date Lante cancels the tendered options. (The "Cancellation Date" is the day immediately following the deadline for participation.) For example, if the Cancellation Date, or day that Lante accepts and cancels tendered options is mid to late January 2001, Lante will grant the new options in mid to late July 2001. Under this program, for every three options an eligible employee turns in, he or she will receive two options at a strike price equal to the fair market value of Lante common stock on the grant date.

For example, if an employee returns a grant of 3,000 options with a strike price of $35.00 per share prior to the scheduled expiration date in mid to late January 2001, that employee will receive a new grant of 2,000 stock options in mid to late July 2001 with a strike price equal to the fair market value of Lante common stock on the future grant date.

The new options will have a 3-year, monthly vesting schedule that begins on the date of the grant, currently scheduled to be in mid to late July 2001. That means the replacement grant will become exercisable in 36 equal monthly installments after the grant date and the new grant will be fully exercisable in three years, subject to the terms and conditions of the Plan and your option agreement. Please note that this vesting schedule will apply to all new options


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granted under this program, even those issued in exchange for vested options.
Stock option grants that you choose not to tender will continue to vest according to their current schedule.

The new options will expire nine years from the date of grant.

New options will be granted pursuant to, and be subject to the terms and conditions of, Lante's Amended and Restated 1998 Stock Option Plan and a stock option agreement with Lante that you will have to sign on the new grant date.

Who is Eligible
----------------

All employees at manager level or below are eligible to tender their options for exchange. Employees who are managing directors, officers, vice presidents, principals and directors (except art director) are NOT eligible to participate in the program.

How it Works
-------------

If you choose to replace your stock options, please keep in mind the following:

- You will be required to replace a full grant. For example, if you have a grant of 2,000 shares with an exercise price of $35.00 per share, you cannot replace 1,500 for new options and keep 500 at the original strike price. If any are turned in from a particular grant, all must be.

- You will be able to surrender all unexercised eligible options, whether vested or unvested, for exchange.

- Although you will get the benefit of a 3-year, monthly vesting schedule for any new options you receive, no portion of the new options will be immediately exercisable, even if you surrender vested options for replacement. The 3-year, monthly vesting schedule of the new options will not begin until the new grant date of options.

- If you have multiple option grants and you choose not to replace all of your grants, be aware that you will be subject to a "six month look-back provision." The "six month look-back provision" will require you to replace all option grants that you received during the six months immediately prior to the Cancellation Date if those grants were made subsequent to, and have an exercise price lower than the exercise price of, the grant(s) that you wish to replace. For example, if you received an option grant in September 2000 with an exercise price of $9.00 per share and a grant in November 2000 with an exercise price of $3.00 and you wanted to tender your September 2000 option grant, you would also be required to tender your November 2000 grant for exchange.

- If you decide to participate in the Stock Option Replacement Program, you will be ineligible to receive additional stock option grants during the waiting period between the Cancellation Date and the grant date of the new options. Therefore, if you participate in the program and would otherwise be eligible to receive a stock option grant between the Cancellation Date and the scheduled grant date in July 2001, that grant will be deferred until the date of the new option grant. For example, if you take part in the Stock Option Replacement Program and get a promotion in March, any applicable promotion grant will be given to you after the waiting period for the new option grant which is scheduled to end mid to late July 2001. The strike price for the deferred grant will be the fair market value of the common stock on the day of the actual grant and vesting will begin on the grant date.


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How to Participate
-------------------

The Offer to Exchange and Letter of Transmittal that we plan to deliver to you shortly will explain what you need to do to participate in the Stock Option Replacement Program. The deadline for participation will be 20 business days after the Offer to Exchange and Letter of Transmittal is distributed by Lante. No action is required in response to this e-mail -however you should review the Offer to Exchange and Letter of Transmittal documents closely when they arrive in a few days.

Frequently Asked Questions
---------------------------


WHY IS LANTE GIVING ITS ELIGIBLE EMPLOYEES THE OPPORTUNITY TO REPLACE CURRENT UNDERWATER OPTIONS FOR NEW OPTIONS?

Lante realizes that many current outstanding options have strike prices that are significantly higher than the current market price of the common stock. Because of that, those options may not currently be providing the long-term performance incentives that Lante would like its employee to have. This replacement program will give employees a choice to receive options that over time may have a greater potential to increase in value.

WHY WILL I HAVE TO WAIT SIX MONTHS AND ONE DAY FOR A NEW GRANT? WHY CAN'T I GET A NEW GRANT IMMEDIATELY AT THE CURRENT STOCK PRICE?

So that we may avoid recording compensation expense against our earnings for financial reporting purposes, accounting literature requires that we wait a minimum of six months and one day before we issue the replacement options. Further, we are not allowed to establish the exercise price for such replacement options prior to the actual issuance date if we are to avoid such unfavorable accounting treatment for this replacement program. This program balances our desire to make an opportunity available for employees while not creating a program that is fiscally irresponsible.

WHY DOESN'T LANTE SIMPLY REPRICE CURRENT OPTIONS?

Based on accounting guidance, "repricing" existing options would result in variable accounting for such options and would cause Lante to incur additional compensation expense each quarter until such repriced options are exercised, cancelled or expired. Also, this program lets employees make an individual decision about what they want to do with their options - repricing requires that everyone participate whether they want to or not.

WHAT DO WE EXPECT THE STOCK PRICE TO BE IN JULY OF NEXT YEAR WHEN WE EXPECT THE NEW OPTIONS TO BE GRANTED?

There's no way to predict what the stock price will be in July 2001, just as there's no way to predict client activity or market volatility over the next six months. It's possible that the market price of Lante common stock could increase so that the exercise price of your replacement options granted in July 2001 could be higher than the current strike price of the options you surrender for exchange.


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You need to make your decision on participating in the Stock Option Replacement
Program based on the strike price of your current options, your expectations regarding the performance of our stock between now and July 2001, the revised vesting schedule, the deferral of additional grants during the waiting period and other factors disclosed in the Offer to Exchange.

HOW CAN I FIND OUT THE SIZE AND STRIKE PRICE OF MY CURRENT OPTION GRANTS?

Review your current stock option agreement(s) or go to optionslink.com. If you need a log-in password to review your information online, please call OptionsLink customer service at 800-838-0908 (internationally at 650-599-0125) or call ETrade at 888-680-2132. Lante's representative is Colby Fisher (although others there may take your call and can be of service) Email: cfisher@etrade.com. Be aware that grants issued in December 2000 or January 2001 may not yet be listed online.

WHAT IF I AM NO LONGER WITH THE COMPANY (FOR ANY REASON, INCLUDING VOLUNTARY TERMINATION, INVOLUNTARY TERMINATION OR DEATH) BEFORE THE NEW OPTIONS ARE GRANTED IN JULY 2001?

If, you are not an employee of Lante from the date you tender options through the date we grant the new options -- FOR ANY REASON -- you will not receive any new options or any other consideration for your tendered options.

HOW DOES THIS IMPACT THE STOCK I'VE PURCHASED THROUGH THE EMPLOYEE STOCK PURCHASE PLAN (ESPP)?

It does not. That is a completely different program not at all related to the Stock Option Replacement Program.

WHAT HAPPENS TO OTHER GRANTS I MAY HAVE THAT I CHOOSE NOT YO REPLACE?

Nothing, assuming they do not have to be cancelled according to the "six month look-back provision." They remain outstanding and retain their current exercise price and continue to vest. The portion that is exercisable may be exercised during the period after the Cancellation Date and prior to the grant date of the new options.